EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

April 13, 2015	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO Q1 2015 PRODUCTION UP 101% COMPARED TO Q1 2014

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE – MKT, GV6: FSE, “Avino” or “the Company”) is pleased to report its Q1 2015 production results from its Avino property near Durango, Mexico.

Production Highlights for First Quarter 2015 (Compared to First Quarter 2014)

•	Silver equivalent production increased 101% to 652,620 oz*

•	Silver production increased 56% to 363,210 oz

•	Gold production increased 37% to 1,750 oz

•	Copper production continued from startup phase in late 2014 and 872,884 Lbs were processed

* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

“Avino is pleased to report record quarterly production as a result of the successful reopening of the historic Avino mine and commissioning of the new 1,000 TPD Mill Circuit 3; operating performance during the quarter was in-line with management’s expectations. I would like to thank our hard-working team for their contributions and our shareholders for their ongoing support.  The team’s discipline and focus on operational excellence is evident as is demonstrated by our 101% increase in output over last year.  Our current focus is to optimize the performance of Mill Circuit 3 and add to our growing underground mining fleet.  A new jumbo and grader are expected in the second half of this year, and further improvements in efficiency are anticipated. ”

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

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Consolidated First Quarter 2015 Production Highlights

Comparative production results from Q1 2015 and Q1 2014 are presented below:

	Q1 2015	Q1 2014	% Change
Total Silver Produced (oz) calculated	363,210	232,401	56%
Total Gold Produced (oz) calculated	1,750	1,273	37%
Total Copper Produced (Lbs) calculated	872,884	N/A	N/A
Total Silver Eq. Produced (oz) calculated*	652,620	323,898	101%

*For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Avino Mine First Quarter 2015 Production Highlights

On January 1, 2015, Avino’s recently completed Mill Circuit 3 transitioned to processing new material taken from underground at the Avino Mine. Since the circuit was not operational during Q1 2014, no comparative data is available. Results for Q1 2015 are as follows:

Q1 2015
Tonnes Mined	36,318
Underground Advancement (m)	980
Mill Availability (%)	96
Total Mill Feed (dry tonnes)	76,547
Feed Grade Silver (g/t)	64
Feed Grade Gold (g/t)	0.36
Feed Grade Copper (%)	0.58
Recovery Silver (%)	89
Recovery Gold (%)	82
Recovery Copper (%)	89
Copper Concentrate (dry tonnes)	1,775
Copper Concentrate Grade Silver (Kg/t)	2.46
Copper Concentrate Grade Gold (g/t)	12.61
Copper Concentrate Grade Copper (%)	22.3
Total Silver Produced (kg)	4,371
Total Gold Produced (g)	22,391
Total Copper Produced (Kg)	395,934
Total Silver Produced (oz) calculated	140,518
Total Gold Produced (oz) calculated	720
Total Copper Produced (Lbs)	872,884
Total Silver Equivalent Produced (oz) calculated*	355,924

*The silver equivalent ratio was calculated using metal prices of $16 oz Ag, $1,150 oz Au and $3.00 Lb Cu.Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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First Quarter 2015 Highlights

•	During Q1, mill tonnage throughput increased as Circuit 3 was being fine-tuned.

•	The newly purchased weightometer was installed during the quarter in order to more closely monitor the daily production throughput.

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Feed grades and recoveries for copper, silver and gold continued to be similar to those of Circuit 2 during Q4 2014 while that circuit was being used to process new underground material from the Avino Mine.

San Gonzalo Mine First Quarter 2015 Production Highlights

Comparative figures for Q1 2015 and Q1 2014 for the San Gonzalo mine are as follows:

	Q1 2015	Q1 2014	% Change
Tonnes Mined	26,712	16,252	64%
Underground Advancement (m)	1,181	893	32%
Mill Availability (%)	95	98	-3%
Total Mill Feed (dry tonnes)	18,809	19,784	-5%
Feed Grade Silver (g/t)	308	355	-13%
Feed Grade Gold (g/t)	1.54	2.02	-24%
Recovery Silver (%)	84	84	0%
Recovery Gold (%)	75	76	-1%
Bulk Concentrate (dry tonnes)	607	652	-7%
Bulk Concentrate Grade Silver (kg/t)	8.02	9.02	-11%
Bulk Concentrate Grade Gold (g/t)	35.9	46.7	-23%
Total Silver Produced (kg)	4,871	5,883	-17%
Total Gold Produced (g)	21,789	30,441	-28%
Total Silver Produced (oz) calculated	156,606	189,138	-17%
Total Gold Produced (oz) calculated	701	979	-28%
Total Silver Equivalent Produced (oz) calculated*	206,956	259,504	-20%

* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $16 oz Ag and $1,150 oz Au. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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First Quarter 2015 Highlights

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San Gonzalo Circuit 1 production was lower in Q1 2015 compared to Q1 2014 due to lower silver and gold feed grades by 13% and 24% respectively. These lower grades were anticipated in the budget and were expected in the areas that are currently being mined.

•	The lower feed grades resulted in lower gold and silver produced by 28% and 17% respectively.

•	Recoveries for gold and silver were similar to rates experienced in the comparative period.

•	The tonnage throughput was lower due to slightly lower mill availability.

San Gonzalo Stockpile Mill Feed (Circuit 2) First Quarter 2015 Production Highlights

On January 1, 2015, Mill Circuit 2 transitioned to processing feed material from the San Gonzalo Mine stockpile. In previous quarters, Mill Circuit 2 had been used to process historic above ground stockpiles left behind from open pit mining of the Avino vein as well as new material from underground at the Avino Mine during the commissioning phase. As Mill Circuit 2 has been used to process a variety of different material in previous periods, there is no comparative data to accompany the production results from San Gonzalo stockpile material shown below:

Q1 2015
Mill Availability (%)	96
Total Mill Feed (dry tonnes)	19,097
Feed Grade Silver (g/t)	131
Feed Grade Gold (g/t)	0.68
Recovery Silver (%)	82
Recovery Gold (%)	79
Bulk Concentrate (dry tonnes)	689
Bulk Concentrate Grade Silver (kg/t)	2.982
Bulk Concentrate Grade Gold (g/t)	14.85
Total Silver Produced (kg)	2,056
Total Gold Produced (g)	10,236
Total Silver Produced (oz) calculated	66,087
Total Gold Produced (oz) calculated	329
Total Silver Equivalent Produced (oz) calculated*	89,740

* The silver equivalent ratio was calculated using metal prices of $16 oz Ag and $1,150 oz Au. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

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First Quarter 2015 Highlights

The better silver feed grade and better silver and gold recoveries from the San Gonzalo stockpile material resulted in better returns than processing the historical Avino mine stockpile material. Avino will continue to regularly assess the optimal feed material for Circuit 2 based on metals prices, feed grades, recovery rates, and other factors.

Quality Assurance/Quality Control

Mill assays are performed at the mine’s on-site lab. Check samples are sent to Inspectorate Labs in Reno, Nevada for verification.  All concentrate shipments are assayed by independent third party labs such as AHK, LSI, Alex Stewart and SGS.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, Avino Consultant and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the strategic acquisition and operation of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

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Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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